UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MetroPCS Communications, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

591708102
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 591708102

1	NAME OF REPORTING PERSON Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 36,300,000 (See Note 1 to Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,300,000 (See Note 1 to Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IA

This Schedule 13D reflects the shares of Common Stock (as defined below) held by the Reporting Person identified below as of February 28, 2013.  The Reporting Person previously reported its beneficial ownership of the Common Stock of the Issuer (as defined below) on a Schedule 13G.

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $.0001 per share (the “Common Stock”), of MetroPCS Communications, Inc. (“Issuer”).  The principal executive offices of Issuer are located at 2250 Lakeside Boulevard, Richardson, Texas 75082.

Item 2.  Identity and Background

(a).         NAME

Paulson & Co. Inc. (the “Reporting Person” or “Paulson”)

(b).         RESIDENCE OR BUSINESS ADDRESS

1251 Avenue of the Americas, New York, New York  10020.

(c).         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separate managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the “Funds”).  John Paulson is the President and sole Director of Paulson & Co. Inc.

Information regarding the directors, executive officers and/or control persons of the Reporting Person (collectively, the “Instruction C Persons”) is set forth in Appendix I attached hereto.

(d), (e).    CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, neither the Reporting Person nor any Instruction C Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).         CITIZENSHIP

Paulson is a Delaware corporation.

Item 3.  Source and Amount of Funds or Other Consideration

The consideration for the purchase of the shares of Common Stock reported herein by the Reporting Person was derived from available capital of the Funds managed by Paulson, and a total of approximately $357,000,000 was paid to acquire such shares.

Item 4.  Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for the Funds for investment purposes in the ordinary course of business.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person and the Funds, market conditions or other factors.  The Reporting Person may communicate with the Issuer’s management and/or Board of Directors or with other shareholders or third parties to discuss any purposes, plans or proposals.

On February 28, 2013, the Reporting Person sent a letter to the Issuer stating that the Reporting Person intends to vote against the MetroPCS/T-Mobile transaction.  A copy of this letter is attached hereto as Exhibit A and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a)   Amount beneficially owned: 36,300,000 (see Note 1)
Percent of class: 9.9%

(b)   Number of Common Shares as to which Paulson has:
(i) Sole power to vote or direct the vote: 36,300,000 (see Note 1)
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 36,300,000 (see Note 1)
(iv) Shared power to dispose or direct the disposition: 0

(c).  A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Schedule 1.

(d).  Not applicable.

(e).  Not applicable.

Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds.  In its role as investment advisor, or manager, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule that are owned by the Funds.  The pecuniary interest of all securities reported in this Schedule is owned by the Funds.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Paulson disclaims beneficial ownership of all securities reported in this Schedule.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I:       Instruction C Person Information.

Exhibit A :        Letter to the Issuer dated February 28, 2013

Schedule 1:      List of the transactions in the Issuer's Common Stock that were effected by the Reporting Persons during the past sixty days

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2013

PAULSON & CO. INC.

By:  /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel &
          Chief Compliance Officer

APPENDIX I
INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of Paulson & Co. Inc.

Name	Title and Principal Occupation	Business Address and Place of Employment	Citizenship
John Paulson	President and Sole Director	1251 Avenue of the Americas New York, NY 10020	United States
Chris Bodak	Chief Financial Officer	1251 Avenue of the Americas New York, NY 10020	United States
Stuart Merzer	General Counsel and Chief Compliance Officer	1251 Avenue of the Americas New York, NY 10020	United States
Andrew Hoine	Managing Director	1251 Avenue of the Americas New York, NY 10020	United States
Michael Waldorf	Managing Director	1251 Avenue of the Americas New York, NY 10020	United States
Keith Hannan	Managing Director	1251 Avenue of the Americas New York, NY 10020	United States
Putnam Coes	Chief Operating Officer	1251 Avenue of the Americas New York, NY 10020	United States

EXHIBIT A

Members of the Board of Directors
MetroPCS Communications Inc.
2250 Lakeside Boulevard
Richardson, TX 75082

Members of the Supervisory Board
Deutsche Telekom AG
Postfach 2000
53105 Bonn, Germany

February 28, 2013

Dear Board Members:

Paulson & Co. Inc. (“Paulson”), the largest MetroPCS shareholder, owning 36.3 million shares or 9.9% of the shares outstanding as of the record date, intends to vote against the MetroPCS/T-Mobile transaction.  While we believe in the strategic merits of the proposed combination, Paulson believes the pro forma company has too much debt at too high an interest rate to be competitive in the well-capitalized U.S. wireless industry.  The highly levered pro forma equity creates disproportionate risk for MetroPCS shareholders, while the majority of the value is extracted by Deutsche Telekom through $15 billion of intercompany debt (“DT Notes”).  Given this significant equity handicap, we believe MetroPCS is worth more as a stand-alone company as it will be free to pursue its successful stand-alone strategy while examining opportunities for higher value strategic transactions.

Too Much Debt

We agree with P. Schoenfeld Asset Management (“PSAM”) that the new company will be saddled with an onerously large amount of debt.1  Debt, including capital leases, is $23.2 billion of which

The Combined MetroPCS/T-Mobile Has Too Much Debt

NET/DEBT/ 2013e EBITDA
*Assumes proportional consolidation of Verizon Wireless.

1 Peter Schoenfeld. “P. Schoenfeld Asset Management Intends to Vote Against MetroPCS Merger.” 7 February 2013.

$15 billion is an intercompany note held by Deutsche Telekom, the 74% shareholder.  The net debt to 2013 EBITDA multiple is 3.6x, 125% higher than Verizon, the next most levered peer.  This enormous amount of debt puts MetroPCS/T-Mobile at a significant disadvantage in competing against industry peers and creates enormous risk for the pro forma equity that MetroPCS shareholders will own.

Interest Rate Too High

We also agree with PSAM that the interest rate on Deutsche Telekom’s debt financing is far above market, based on the new company’s anticipated credit rating.2  Specifically, MetroPCS/T-Mobile will pay an egregiously high 7% interest rate on the $15 billion of intercompany debt.  This punitive interest rate is 280 basis points—67%—greater than the current yield on Sprint’s 7% 2020 bonds.

The Interest Rate On The Intercompany Debt Is Too High

YIELD TO MATURITY

Too Much Equity Risk For MetroPCS Shareholders

The high leverage and high interest rate creates too much equity risk for MetroPCS shareholders.  At the new company’s current implied enterprise value to LTM EBITDA multiple of 4.7x and leverage of 3.6x, MetroPCS/T-Mobile has a very thin equity cushion.  If the postpaid turnaround falters or is delayed and investor confidence is shaken, the new company could see its public equity decline materially from current trading levels.  Furthermore, if the EBITDA multiple declined below 3.6x (as it did with Sprint in 2009 when it traded at 2.9x) the equity value would disappear.  With the industry going through a period of consolidation and the pro forma company implementing a new turnaround plan, strategic and financial flexibility is important.  The highly levered proposed capital structure limits flexibility, depresses the pro forma valuation multiple, and creates excessive equity risk.

Unfair Equity Split

The proposed ownership split is highly unfavorable to MetroPCS shareholders.  As shown below, MetroPCS is contributing 42% to the pro forma company’s value but its shareholders are only receiving 26% of the pro forma company’s equity.  Moreover, in 2012, MetroPCS’ EBITDA grew 14% while T-Mobile’s EBITDA declined 8%.  MetroPCS shareholders are being short-changed on

2 Peter Schoenfeld. “P. Schoenfeld Asset Management Intends to Vote Against MetroPCS Merger.” 7 February 2013.

this deal, contributing a higher share of the pro forma value in return for a lower share of the pro forma equity.

MetroPCS Contributes 42% Of Value But Gets Only 26% Of Company

3 2013E EBITDA are Street estimates for the stand-alone companies.  T-Mobile estimates compiled by Deutsche Telekom investor relations.
4 PCS cash shown net of $1.5 billion cash payment to shareholders.  Cash at T-Mobile imputed such that the pro forma company has $1.8 billion cash per October 3, 2012 MetroPCS presentation.
5 Debt at T-Mobile imputed such that the pro forma company has debt of $23.2 billion per
October 3, 2012 MetroPCS presentation.

MetroPCS Performing Well

MetroPCS has performed well as an independent company.  It is the nation’s leading provider of no annual contract, unlimited, flat-rate wireless communications and has already developed a leading 4G LTE network.  MetroPCS’ 2012 performance has been outstanding:

•	Record 2012 EBITDA of over $1.5 billion, an increase of 14% over 2011;

•	2012 EBITDA beat proxy projection by $200 million;

•	EBITDA margins of 29.6%, an increase of 216 basis points over 2011;

•	40 basis point decrease in annual churn to 3.4% in 2012, the lowest annual churn in company history; and

•	More than 2.2 million 4G LTE subscribers, an increase of 117% from the third quarter of 2012.

MetroPCS Performing Better Than T-Mobile

In contrast to MetroPCS’ strong performance, T-Mobile’s performance has been poor.  The following chart compares 2012 MetroPCS performance to T-Mobile’s performance on important criteria such as Sales, EBITDA, EBITDA margin expansion, and Average Revenue Per User (“ARPU”):

MetroPCS’ 2012 Performance Was Outstanding While T-Mobile’s Suffered

YEAR OVER YEAR CHANGE

Sales
EBITDA
EBITDA margin
ARPU
15%
10%
5%
0%
-5%
-10%
+11%
-4%
+14%
-8%
+2.16%
-0.98%
+0.1%
-7%
MetroPCS
T-Mobile

Given the better performance of MetroPCS versus T-Mobile, we cannot support a transaction in which MetroPCS is getting much lower value than it is contributing while at the same time Deutsche Telekom is stripping out $15 billion in value in senior notes ahead of MetroPCS subordinated equity.

MetroPCS Better Off As A Stand-Alone Company

We believe MetroPCS will be worth more as a stand-alone company than it would be if it merges with T-Mobile.  Since the merger with T-Mobile was announced MetroPCS stock has declined 27.1% while the wireless industry weighted average has risen 0.7%.  Today, at the current trading price of $9.89,

MetroPCS Multiple Depressed Due To T-Mobile Merger

EV/LTM EBITDA

 *Assumes proportional consolidation of Verizon Wireless.

MetroPCS trades at only 3.9x LTM EBITDA, well below the 6.4x average multiple of Verizon, AT&T, Sprint, and Leap.  We believe the current multiple is depressed due to the unfavorable terms and levered structure of the proposed merger with T-Mobile.  We believe that the stock could appreciate significantly if the merger is voted down.  If MetroPCS traded at Leap’s 5.4x multiple, lower than the average industry multiple of 6.4x, the stock would trade at $15.84.

Additionally, we believe that as an independent company MetroPCS will be able to pursue a higher value transaction with industry peers that previously made offers at significant premiums to MetroPCS’ current share price.

Proposed Solution

As we said at the outset, we believe in the strategic merits of a transaction but are opposed to the current deal terms.  We would be supportive of a deal only if the deal terms were changed by reducing the intercompany debt and lowering the interest rate.

With regard to the size of the debt, we agree with Jonathan Chaplin of New Street Research, who recommends that Deutsche Telekom should reduce the debt it contributes by $6.6 billion.634This improved capital structure will reduce net debt to 2013E EBITDA to 2.5x.  With regard to the interest rate, we suggest that Deutsche Telekom reduce the interest rate on its DT Notes to 4.2%, a level comparable with Sprint’s current yield.  This lower interest rate is particularly justified in light of the recommended $6.6 billion in reduced intercompany debt.

With the reduction in debt and lowered interest rate, we would support the transaction at the same exchange ratio.  Assuming the pro forma enterprise value as implied by MetroPCs’ current trading price stays the same, the reduction in debt would result in an approximate 47% increase in equity value to $14.53 per share from $9.89, providing a more equitable distribution of value to MetroPCS.  In addition, by affording the pro forma company a more competitive cost of debt, management will be better able to implement its challenger strategy.

Restructuring Increases MetroPCS’ Share Price By 47%

While we think a reduction in debt and interest rate would be the best solution, we would also consider alternatives that, in addition to modifying the debt structure, increase the exchange ratio for MetroPCS shareholders, add additional cash, or some combination of the above.

Benefits To Majority Shareholder Deutsche Telekom

Although Deutsche Telekom would receive less consideration in the form of debt, as a 74% shareholder, it will realize 74% of the increase in the new company’s equity value.  Furthermore, if the new company’s multiple expands, which we think it would due to the less levered and more competitive capital structure, there may be no net loss in value to Deutsche Telekom as a result of these changes.

6 Jonathan Chaplin, New Street Research. “MetroPCS Needs A New Deal – Part III.” 11 February 2013.

Conclusion

In conclusion, while Paulson believes in the merits of U.S. wireless consolidation and believes that the MetroPCS/T-Mobile combination makes strategic sense, we intend to vote against the transaction due to the excessive leverage and high interest rate on the intercompany debt.  We would, however, support a restructured deal as outlined.  We believe the fair and prudent solution is to reduce the new company’s debt by $6.6 billion and lower its interest rate to 4.2%.  Indeed, Paulson believes this lower debt and lower interest rate will result in a significantly improved multiple for MetroPCS/T-Mobile, increasing the economic return not only to MetroPCS shareholders, but also to 74% owner Deutsche Telekom.  While we believe the aforementioned is the best alternative, we would also consider a combination of debt reduction, added cash and/or a higher exchange ratio for MetroPCS shareholders.

Sincerely,

John Paulson

SCHEDULE 1

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

The below transactions were effected on the open market during the past 60 days by the Reporting Person for the Funds.  No other transactions with respect to securities of the Issuer were effected by the Reporting Person for the Funds within the past sixty days.  Purchase and sale transactions for the same quantities of shares on a given day typically reflect rebalancing of positions among the various Funds based on their relative capital levels, which may change from time to time.

Date	Amount of Shs. (Bought (Sold)	Amount of Price per Shs. (excl. of commissions)
01/02/2013	(51,181)	$9.94
01/02/2013	51,181	$9.94
01/04/2013	(249,300)	$9.64
01/04/2013	249,300	$9.64
01/07/2013	1,400,000	$9.51
01/08/2013	300,000	$9.27
01/08/2013	1,140,000	$9.34
01/09/2013	(3,500,000)	$9.44
01/09/2013	3,500,000	$9.45
01/09/2013	360,000	$9.39
01/09/2013	800,000	$9.51
01/10/2013	(2,500,000)	$9.67
01/10/2013	2,500,000	$9.69
01/10/2013	500,000	$9.70
02/06/2013	(149,124)	$9.74
02/06/2013	149,124	$9.75